EXHIBIT (4)(L)

Access Rider

TRANSAMERICA LIFE INSURANCE COMPANY	Home Office: 4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499 (319)398-8511
A Stock Company (Hereafter called the Company, we, our or us)

WAIVER OF SURRENDER CHARGE RIDER

The Policy to which this Rider is attached is amended to include the following language:

At any time, you may withdraw all or a portion of the Policy Value without Surrender Charges.

This Rider is effective on the Policy Date and can only be terminated when the policy to which this Rider is attached terminates. This Rider is subject to all the terms and conditions of the policy not inconsistent herewith.

Signed for us at our home office.

SECRETARY	PRESIDENT

RDR 3 106